

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Kirkland B. Andrews
Chief Financial Officer
Evergy, Inc.
1200 Main Street
Kansas City, Missouri 64105

> **Re: Evergy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-38515**

Dear Mr. Andrews:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation